UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November,2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 18 November, 2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
18 NOVEMBER, 2005

RESEARCHERS REPORT THAT PHENOXODIOL PRODUCES ANTI-CANCER
RESPONSES IN WOMEN WITH CERVICAL CANCER

Novogen Limited's subsidiary, Marshall Edwards, Inc.
(LSE AIM: MSH and Nasdaq: MSHL) has just made the following announcement to the London Stock Exchange's
Alternative Investment Market.

Philadelphia - November 17, 2005 --   Researchers from
Yale University's School of Medicine reported today a further update on results from a clinical study in women with early-stage cancer of the cervix and vagina. Theses data were presented today at the International Conference on Molecular Targets and Cancer Therapeutics sponsored by the American Association of Cancer Researchers (AACR), the National Cancer Institute (NCI), and the European Organization for Research and Treatment of Cancer (EORTC).

The data, presented by Yale researchers Drs Masoud Azodi,
Peter Schwartz Michael Kelly, Thomas Rutherford and Gil Mor at a meeting of the American Association for Cancer Research in Philadelphia, indicates continuing confidence that the experimental drug phenoxodiol has the potential to change management options for this highly aggressive gynecological cancer.

The study has so far recruited 16 women with squamous cell carcinoma of the cervix, vagina or vulva.
Phenoxodiol was administered 8-hourly for 21-28 days between their first diagnosis and surgical resection, the current first line strategy to manage this disease.
To date 14 patients have been evaluated of whom 6 received
50 mg phenoxodiol per dose and 8 received 200 mg per dose.
The tumor responses were assessed for change in size by the RECIST method.

In the 50 mg dose 5/6 patients had stable disease at the time of surgical resection whereas in the 200 mg dose group
8/8 patients had stable disease at the time of resection

Analysis of the resected tumor specimens indicated that the drug was concentrated in tumor tissues in levels which were greater than the levels in the blood of these patients and further that the drug was converted to a more active form by deconjugation within the tumor. The researchers observed that cervical cancer tissue may contain the necessary deconjugating enzymes (glucuronidase, sulfatase) that convert the conjugated form of the drug (the principal form of the drug in the blood) to the bio-active free form, and that the free form of phenoxodiol then accumulates in the tumor tissue. This suggests phenoxodiol is uniquely suited to treatment of this type of cancer.

No toxicity was observed in any patients even in the 200 mg dose stratum, indicating the high safety profile of the drug.
"This response rate of 92.8 per cent in the low dose group and 100 per cent in the high dose group, compared to an expectation of otherwise progressive disease, represents an outstanding result considering the relatively short time frame over which phenoxodiol could be administered in this study," said Professor
Graham Kelly, Phenoxodiol Program Manager for
Marshall Edwards, Inc.

"The 28-day period of treatment in this study is a relatively short time to expect to see a change in tumor progression in these patients," Professor Kelly said "These data with cervical cancer provide evidence that orally-administered phenoxodiol has a significant anti-tumor effect, particularly in the case of squamous cell carcinomas, which are relatively insensitive to standard anti-cancer drugs."

One of the Yale researchers, Dr. Mor, said "We are confident that these results indicate that phenoxodiol demonstrates a promising new opportunity in the management of this serious cancer experienced by many women."

The study will continue to recruit additional patients to enable an evaluation of phenoxodiol at the higher dose stratum of 400 mg per dose, and further studies will be performed on all resected tumor tissues to measure changes in cell proliferation activity at the microscopic level.

About phenoxodiol

Phenoxodiol is an investigational drug and, as such, is not marketed in the United States. Phenoxodiol targets the plasma membrane sphingomyelin pathway, inhibiting the production of the pro-survival secondary messenger, sphingosine-1-phosphate (S-1-P), and in turn preventing the phosphorylation of the Akt signalling cascade and the formation of anti-apoptotic proteins.

Phenoxodiol is highly selective, with no detectable effect on the sphingomyelin pathway of non-tumor cells, accounting for the fact that phenoxodiol has no augmenting effect on the toxic effects of chemotoxic drugs on normal tissues.

Marshall Edwards, Inc., has licensed rights to bring phenoxodiol to market globally from its parent company, Novogen Limited. (ASX: NRT - Nasdaq: NVGN). Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases based on its phenolic drug technology platform.

About Marshall Edwards, Inc (MSHL)

Marshall Edwards, Inc., (Nasdaq: MSHL) has licensed rights to bring phenoxodiol to market globally from its parent company, Novogen Limited. (ASX: NRT - Nasdaq: NVGN). Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases based on its phenolic drug technology platform.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use.
Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.
You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates;
costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results;
our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes;
government regulation; changes in industry practice;
and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

More information on the Novogen group of companies can be found at www.novogen.com.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088